Voting Rights Announcements | 20 February 2024 16:01 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 20.02.2024 / 16:01 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: BlackRock, Inc. City of registered office, country: New York, New York, United States of America (USA)   14 Feb 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2.15% 2.38% 4.53% 37655137 Previous notification 2.58% 2.59% 5.17% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 717452 0.00% 1.91 % US6177602025 0 90652 0.00% 0.24 % Total 808104 2.15 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Lent Securities (right to recall) N/A N/A 647422 1.72%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation     Total 647422 1.72 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Contract for Difference N/A N/A Cash 249172 0.66 %       Total 249172 0.66 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) BlackRock, Inc. % % % Trident Merger LLC % % % BlackRock Investment Management, LLC % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial % % %

Management, Inc. - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock Capital Holdings, Inc. % % % BlackRock Advisors, LLC % % % - % % % BlackRock, Inc. % % % Trident Merger LLC % % % BlackRock Investment Management, LLC % % % Amethyst Intermediate LLC % % % Aperio Holdings LLC % % % Aperio Group, LLC % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BlackRock Canada Holdings ULC % % %

BlackRock Asset Management Canada Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock (Singapore) Holdco Pte. Ltd. % % % BlackRock (Singapore) Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock Holdco 4, LLC % % % BlackRock Holdco 6, LLC % % % BlackRock Delaware Holdings Inc. % % %

BlackRock Fund Advisors % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock Holdco 4, LLC % % % BlackRock Holdco 6, LLC % % % BlackRock Delaware Holdings Inc. % % % BlackRock Institutional Trust Company, National Association % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Australia Holdco Pty. Ltd. % % %

BlackRock Investment Management (Australia) Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Finance Europe Limited % % % BlackRock Advisors (UK) Limited % % % - % % % BlackRock, Inc. % % %

BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Finance Europe Limited % % % BlackRock Investment Management (UK) Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % %

BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Luxembourg Holdco S.a.r.l. % % % BlackRock Investment Management Ireland Holdings Limited % % % BlackRock Asset Management Ireland Limited % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % %

BlackRock International Holdings, Inc. % % % BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Luxembourg Holdco S.a.r.l. % % % BlackRock UK Holdco Limited % % % BlackRock Asset Management Schweiz AG % % % - % % % BlackRock, Inc. % % % BlackRock Holdco 2, Inc. % % % BlackRock Financial Management, Inc. % % % BlackRock International Holdings, Inc. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: BR Jersey International Holdings L.P. % % % BlackRock Holdco 3, LLC % % % BlackRock Cayman 1 LP % % % BlackRock Cayman West Bay Finco Limited % % % BlackRock Cayman West Bay IV Limited % % % BlackRock Group Limited % % % BlackRock Finance Europe Limited % % % BlackRock (Netherlands) B.V. % % % BlackRock Asset Management Deutschland AG % % % - % % % Proportion of voting rights Proportion of instruments Total of both % % %

Date 20.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service 19 Feb 2024